UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
General Electric Company
(Exact name of the registrant as specified in its charter)

New York	001-00035
(State or other jurisdiction of incorporation)	(Commission File Number)

1 Neumann Way, Evendale, OH	45215
(Address of principal executive offices)	(Zip code)

Brandon Smith	(543) 243-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

A copy of the 2025 Conflict Minerals Report of General Electric Company, operating as GE Aerospace, is filed as Exhibit 1.01 hereto and is publicly available at https://www.geaerospace.com/sustainability/reporting.
Item 1.02    Exhibit
The General Electric Company 2025 Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01    Resource Extraction Issuer Disclosure and Report
Not applicable.

SECTION 3 – EXHIBITS
Item 3.01    Exhibits
Exhibit 1.01 – General Electric Company 2025 Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

General Electric Company
(Registrant)

By:	/s/ John R. Phillips III	May 29, 2026
	John R. Phillips III	(Date)
Senior Vice President, General Counsel & Secretary